600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

Henry Havre
713.220.4368 Phone
713.238.7279 Fax
henryhavre@andrewskurth.com
July 26, 2006
VIA FACSIMILE: (202) 772-9368
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:               H. Roger Schwall, Assistant Director

Re:	Allis-Chalmers Energy Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 26, 2006; File No. 333-133874
Ladies and Gentlemen:
          As counsel to Allis-Chalmers Energy, Inc., I am writing in response to a comment and inquiry made earlier this afternoon by Jill Davis, Accounting Branch Chief. I confirm that I have spoken today with a representative of Sibille, who are independent accountants to DLS Drilling Logistics & Services Corporation. As you are aware, financial statements and other data of DLS appear in Allis-Chalmers’ registration statement described above. Please be informed that Sibille’s representative confirmed to me that, as independent accountants of DLS, Sibille do not compile and have not compiled any financial results or data for or on behalf of DLS. Also, Allis-Chalmers has confirmed with management of DLS that its financial statements and other data are compiled internally and not by Sibille.
          Please call me at your earliest convenience at (713) 220-4368 with any further comments or questions. We thank you in advance for your prompt attention to this matter. Also, we are filing a copy of this letter today via EGDAR.
Very truly yours,

/s/ Henry Havre

Henry Havre

cc:	Carmen Moncada-Terry, SEC
Kevin Stertzel, SEC
Jill Davis, SEC
Robert V. Jewell, Andrews Kurth LLP
Henry Havre, Andrews Kurth LLP
Bruce Czachor, Shearman & Sterling LLP
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